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ADVISOR'S FUND
FILE NO. 811-08843
CIK NO. 0001061036


RESOLVED, that the Bylaws of SBL Fund, Security Equity Fund, Security Ultra Fund, Security Growth and Income Fund, Security Cash Fund, Security Income Fund, Security Municipal Bond Fund, and Advisor's Fund are hereby amended to allow shareholders to vote, in addition to voting in person or by proxy, by telephone or through the Internet.